Commission File Number 001-36708

CUSIP Number 91325V108

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q
☐ Form 10-D ☐ Form N-CSR

For Period Ended: December 31, 2020

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transaction Period ended: ____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Uniti Group Inc.
Full Name of Registrant

Former Name if Applicable
10802 Executive Center Drive, Benton Building Suite 300
Address of Principal Executive Office (Street and number)
Little Rock, Arkansas 72211
City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CSR, or the transition report or portion thereof, could not be filed with the prescribed time period.

Uniti Group Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for its fiscal year ended December 31, 2020 (the “Annual Report”). The Company has determined that it is unable to file its Annual Report within the prescribed time period without unreasonable effort or expense because it requires additional time to complete its financial statements and assessment of internal controls over financial reporting.  As a result of the foregoing, KPMG LLP, the Company’s independent registered public accounting firm, has not yet completed its audit procedures.  The Company believes that it will file the Annual Report on or before the fifteenth calendar day following the prescribed due date.

Based on currently available information, the Company expects to report a material weakness in the effectiveness of its internal control over financial reporting related to the testing of goodwill for impairment, and it expects its internal controls over financial reporting and disclosure controls will be ineffective as of December 31, 2020.  The material weakness has not resulted in any material misstatements or omissions in previously reported financial statements.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Daniel L Heard Executive Vice President – General Counsel and Secretary	(501)	850-0820
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed?  If answer is no, identify report(s).☒ Yes  ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?☒ Yes  ☐ No

The Company’s preliminary unaudited results for the fiscal year ended December 31, 2020 are as follows:

	Year Ended December 31
($ in thousands, except per share data)	2020	2019
Statement of Income Data:
Total revenues	$1,067,041	$1,057,611
Net income (loss) attributable to common shareholders	$(707,388)	$8,384
Basic earnings (loss) per common share	$(3.47)	$0.04
Diluted earnings (loss) per common share	$(3.47)	$0.04

The Company expects to report total revenues of approximately $1,067.0 million for the year ended December 31, 2020 compared to total revenues of $1,057.6 million for the year ended December 31, 2019. The Company expects to report net loss attributable to common shareholders of approximately $707.4 million for the year ended December 31, 2020 compared to net income attributable to common shareholders of approximately $8.3 million for the year ended December 31, 2019. The decrease in net income attributable to common shareholders is primarily attributable to $650.0 million of settlement expense incurred in connection with the Company’s previously disclosed settlement with Windstream Holdings, Inc. and a goodwill impairment charge of $71.0 million in the Company’s fiber segment. These figures are preliminary, unaudited and subject to change pending the filing of the Company’s Annual Report and are prepared in accordance with the United States of America generally accepted accounting principles.

Uniti Group Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 1, 2021	By:	/s/ Daniel L. Heard
		Name:	Daniel L. Heard
		Title:	Executive Vice President – General Counsel and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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